Filed by Hudson City Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Hudson City Bancorp, Inc.

Commission File Number: 0-26001

HCSB / M&T Bank Merger Questions

Dear fellow Hudson City employees,

As you know, Hudson City Savings Bank announced last week that it has signed a merger agreement with M&T Bank. We know you may have questions about what this means for you. It’s important to remember that until the transaction closes, it remains business as usual at Hudson City Savings Bank for our employees, customers and the communities we serve. We are hard at work planning the integration and will keep you informed of our progress and any decisions as we work together to combine our two great companies. We know that we can count on you to continue your fine work in meeting the needs of our customers and other stakeholders.

Here are some of the questions we’ve receive from employees about the planned merger:

1.	Will my job be affected? When will we know?

M&T will acquire all of our 135 branches with minimal overlap and has said that it intends to retain all Hudson City branch employees. In addition, an important element of the overall strategy of the combined bank will be to

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grow both the deposit and lending businesses of our bank with additional products and services for our customers. Since we are at the very beginning of planning the integration, it is difficult to estimate the merger’s effect on jobs. We will keep you informed as decisions are made.

2.	Is there a severance program for employees who lose their job as a result of the merger?

•	Yes. For any employees that may be affected, Hudson City will provide for a severance program which includes severance, insurance and job search and transition support.

•	The program pays a lump sum amount for eligible impacted employees of one week (two for officers) for every full year of service to a maximum of twenty six weeks (minimum of two weeks).

•	Health and life insurance for up to one year at same level as active employees.

•	There also will be a program available to help impacted employees transition to a new job.

•	Until the anticipated closing of the merger in the second quarter of 2013, it will be business as usual for all employees. No decisions have been made yet as to potential workforce reductions.

3.	When in the 2nd quarter of 2013 will this merger happen?

•

We are in the integration planning phase for the merger, which we expect to close in the second quarter of 2013. The merger is subject to approval by the shareholders of both companies and by the banking regulators. At this early stage it is difficult to be more precise on timing.

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•	We will keep you informed of our progress and as any new information emerges.

4.	Can I take my vacation and personal days as scheduled?

•	Yes. Until the transaction closes it remains business as usual for the bank and our employees, customers and other stakeholders.

•	Employees should see no change in their daily routine, vacation and personal days, benefits and insurance etc from now until closing.

5.	How do the M&T Benefit programs work?

•	As we work through the integration process, decisions will be made about the benefits program for all employees.

•	We will keep you updated as we learn more about the planned benefits program for employees.

6.	What will happen to our health and life insurance?

•

Until the transaction closes it remains business as usual for all employees and your current insurance benefits will continue as they are with any possible changes to comply with U.S. Federal benefit law.

7.	What about our annual profit incentive bonus?

•	As in prior years, Hudson City’s Board of Directors will make decisions about employee bonuses after the end of the year based on the Bank’s 2012 performance.

8.	Will there be an ESOP contribution this year?

•	Yes. The Employee Stock Ownership Plan calls for an allocation of shares as of December 31st. The ESOP, as well as all of the Bank’s

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qualified benefit plans, will continue to operate on a business as usual basis through the closing date.

9.	What are the eligibility requirements to be included in the Hudson City ESOP?

•

The ESOP is a qualified plan with defined eligibility requirements. Employees who meet age and service requirements generally become eligible the first of the month following their one year anniversary.

10.	What happens to the Hudson City Pension plan?

•	Hudson City employees who started at the Bank before August 1, 2005 are members of the Hudson City Pension Plan. Any accumulated benefits are protected by the provisions in the Plan.

•	As we work through our integration planning with M&T, we will make decisions about the combined company’s post-retirement benefits program.

11.	What happens to our Profit Sharing plan?

•	As we work through our integration planning with M&T, decisions will be made as to the combined company’s benefits, including profit sharing.

•

The Profit Sharing Plan (401(k)) is a qualified plan that will become the responsibility of M&T Bank at the merger. Your accumulated contributions and earnings are protected by the provisions in the Plan.

12.	If I have more questions who should I contact?

•	Employees can direct questions via e-mail to humanresources@hcsbnj.com

We value all of our employees and are grateful for your continued hard work and dedication to the bank, our customers and the communities we serve.

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As we’ve said, it is business as usual at the bank as we work through integration planning for the merger. As we learn additional information, we will communicate with you as soon as possible. Thank you again for your continued support.

FORWARD LOOKING STATEMENTS

This Q&A contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Hudson City’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Hudson City Bancorp, Inc.’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this letter, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Hudson City Bancorp, Inc. and M&T Bank Corporation shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T Bank Corporation and Hudson City Bancorp, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T Bank Corporation products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, M&T Bank Corporation will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Hudson City Bancorp, Inc. and M&T Bank

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Corporation and a prospectus of M&T Bank Corporation. Hudson City Bancorp, Inc. will mail the joint proxy statement/prospectus to its shareholders. SHAREHOLDERS OF HUDSON CITY BANCORP, INC. AND M&T BANK CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Hudson City Bancorp, Inc. and M&T Bank Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Hudson City Bancorp, Inc. by accessing Hudson City Bancorp, Inc.’s website at www.hcsbonline.com under the heading “Investor Relations” and from M&T Bank Corporation at www.mtb.com under the tab “About Us,” then under the heading “Investor Relations,” and then under the heading “SEC Filings.” Copies of the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to M&T Bank Corporation’s Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

Hudson City Bancorp, Inc., M&T Bank Corporation and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Hudson City Bancorp, Inc. and M&T Bank Corporation’s in connection with the proposed merger. Information about the directors and executive officers of Hudson City Bancorp, Inc. and their ownership of Hudson City Bancorp, Inc. common stock is set forth in the proxy statement for Hudson City Bancorp, Inc.’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Information about the directors and executive officers of M&T Bank Corporation and their ownership of M&T Bank Corporation common stock is set forth in the proxy statement for M&T Bank Corporation’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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